Exhibit 99.1

NetQin Mobile Inc. to Hold an Extraordinary General Meeting on April 18, 2012

BEIJING, March 29, 2012 /PRNewswire-Asia/ — NetQin Mobile Inc. (“NetQin” or the “Company”) (NYSE: NQ), a leading global provider of consumer-centric mobile security and productivity applications, today announced that it will hold an extraordinary general meeting of shareholders at the office of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on April 18, 2012 at 9 a.m. (Beijing time). Holders of record of common shares of the Company at the close of business on March 9, 2012 are entitled to notice of, and to vote at, the extraordinary general meeting or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying common shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas. The purpose of the extraordinary general meeting is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “NetQin Mobile Inc.” to “NQ Mobile Inc.”

The notice of the extraordinary general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the company’s website at http://ir.netqin.com.

About NetQin

NetQin Mobile Inc. (NYSE: NQ) is a leading global provider of consumer-centric mobile Internet services focusing on security and productivity. NetQin was one of the first companies to recognize the growing security threats targeting smartphone users and is now a leading Software-as-a-Service (SaaS) provider with over 146 million registered user accounts worldwide. As a market leader in mobile security, NetQin’s innovation and global significance have been widely recognized through distinctions such as the 2011 Technology Pioneer Award bestowed by the World Economic Forum. For more information on NetQin, please visit www.netqin.com.

For additional information please contact:

Mr. Mattan Lurie

Investor Relations

NetQin Mobile Inc.

Email: investors@netqin.com

Phone: +86-13693066011

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